Harvest Energy Trust News Release
(HTE.UN TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES DISTRIBUTIONS FOR
FOURTH QUARTER 2006

Calgary, October 4, 2006 (TSX: HTE.UN; NYSE: HTE) Harvest Energy Trust ( Harvest ) today announces that a cash distribution of Cdn$0.38 per trust unit will be payable to unitholders for each of the months of October, November and December, 2006 as per the table below. This quarterly distribution declaration reflects Harvest's commitment to sustainability, and is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
October 23, 2006	October 19, 2006	November 15, 2006	$0.38
November 22, 2006	November 20, 2006	December 15, 2006	$0.38
December 31, 2006*	December 27, 2006	January 15, 2007	$0.38
*Harvest's Trust Indenture requires the record date for December in each year to be December 31.

The Cdn$0.38 per unit is equivalent to approximately U.S.$0.338 per unit if converted using a Canadian/U.S. dollar exchange ratio of 1.12. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with a combined economic life index of approximately 16 years, and current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO
Cindy Gray
Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca